Exhibit 99.1

Hebron Technology Co., Ltd. Announces Plan to Expand Healthcare Industry Solutions

WENZHOU, China, June 12, 2018 /PRNewswire/ -- Hebron Technology Co., Ltd. ("Hebron" or the "Company") (Nasdaq: HEBT), a developer, manufacturer and installer of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, today announced its strategic business development plan, designed to allow the company to expand from being a pharmaceutical production equipment and process pipeline provider into an integrated service provider in the healthcare field.

As previously disclosed, on March 10, 2018 Hebron acquired 49% of Xuzhou Weijia Biotechnology Co., Ltd., for R&D, sales of health foods, nutritional supplements, and other health related products, and access to distribution channels and relationships with major pharmaceutical and health care related product manufacturers. In addition, as part of its growth plan, management of the Company plans to introduce advanced medical equipment and medical technology as well as invest in healthcare related upstream and downstream companies.

Mr. Anyuan Sun, Chairman and Chief Executive Officer of Hebron, commented, "While we continue to grow our core business of providing comprehensive process pipeline systems and engineer designs, installations and services for pharmaceutical factories, we also see a great opportunity to expand our market share in the pharmaceutical sector while developing new product and service offerings in other healthcare segments, such as medical equipment, as well as health food and beverage markets."

Mr. Sun continued, "We are excited about the potential of our development plan. We expect that our increased focus on new business initiatives will lead to more innovative and breakthrough product introductions over the coming years. This plan is a significant first step toward creating a portfolio of brands that are laser-focused on the healthcare field and leverages the strengths of our company."

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. ("Hebron" or the "Company") engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services. For more information about the Company, please visit www.xibolun.com.

Forward-Looking Statements

This press release contains information about Hebron's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business both in legacy and new segments, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

In China:

Hebron Technology Co., Ltd.
Ms. Yingping Chen
Secretary
Phone: +86-180-6776-3129

In the United States:

Ascent Investor Relations LLC
Ms. Tina Xiao
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com